SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

{X}	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

AND EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2013

OR

{ }	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

AND EXCHANGE ACT OF 1934

For the transition period from                                                                   to

Commission file number  0-16668

A.	Full title of the plan and the address of the plan:

WSFS Financial Corporation

401(k) Savings and Retirement Plan

500 Delaware Avenue

Wilmington, DE 19801

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WSFS Financial Corporation

500 Delaware Avenue

Wilmington, DE 19801

REQUIRED INFORMATION

The audited financial statements required are included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

WSFS Financial Corporation

401(k) Savings and Retirement Plan

DATE: June 30, 2014	/s/ Peggy H. Eddens
Peggy H. Eddens
Plan Administrator

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm)

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of the

WSFS Financial Corporation 401(k) Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the WSFS Financial Corporation 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at Year End) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Philadelphia, PA

June 30, 2014

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012

Assets:
Investments, at fair value (note 3)	$67,968,480	$49,806,816
Notes receivable from participants	1,191,438	997,760

Net assets available for benefits before adjustment	69,159,918	50,804,576

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(10,791)	(77,117)

Net assets available for benefits	$69,149,127	$50,727,459

See accompanying notes to financial statements.

2

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2013 and 2012

	2013	2012

Investment income:
Net appreciation in fair value of investments (note 5)	$15,863,743	$5,531,584
Interest and dividends	46,073	35,862

Net investment income	15,909,816	5,567,446

Contributions:
Employer	2,550,953	2,315,617
Participants	3,858,339	3,191,842

Total contributions	6,409,292	5,507,459

Deductions:
Benefits paid	3,871,872	4,640,259
Administrative expenses	25,568	25,189

Total deductions	3,897,440	4,665,448

Net increase in net assets available for benefits	18,421,668	6,409,457

Net assets available for benefits:
Beginning of year	50,727,459	44,318,002

End of year	$69,149,127	$50,727,459

See accompanying notes to financial statements.

3

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(1)	Description of Plan

The purpose of the WSFS Financial Corporation 401(k) Savings and Retirement Plan (the Plan) is to encourage and assist employees (Associates) in following a systematic savings program suited to their individual long-term financial objectives. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the plan agreement or the summary plan description for a more complete description of the Plan’s provisions.

(a)	Eligibility

All full and part-time regular (nontemporary) status Associates of WSFS Financial Corporation or its subsidiaries (the Employers) who have completed six months of service and have attained age 21 years or older are eligible to participate following the completion of six months of continuous employment. Peak time Associates, interns, temporary employees, leased employees, or nonresident aliens are not eligible to participate in the Plan, except as may otherwise be required to preserve the qualified status of the Plan.

(b)	Contributions

Participants may authorize the Employers to make payroll deductions under the Plan from 0% to 70% of their total compensation, not to exceed $17,500 in 2013 in accordance with IRS regulations. In addition, those participants, who are over age 50 or turning age 50 on or before December 31, 2013, are eligible for an additional catch-up contribution of $5,500 in 2013. The percentage contribution may be increased, decreased, revoked, or resumed at any time during the year. Such changes are effective as of the next pay period. Contributions made by participants are credited to their individual accounts and are made on a pretax basis assuming applicable regulations set forth in the Internal Revenue Code (IRC) are satisfied. The Plan also includes an auto-enrollment provision whereby all newly eligible Associates are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their contribution rate set at 4% of their eligible compensation and their contributions will be invested in the Plan’s default option, which is FMT Balanced Opportunities (Aristotle).

All contributions made by the Employers on participants’ behalf are also on a pretax basis. The Employers’ contributions comprise the following:

Employer Matching Contribution – The Plan includes an employer matching contribution program such that the Employers match 100% of the Associate’s contribution up to 5% of total compensation. The matching contribution is made in cash and participants are able to direct the investment of the contribution. If they choose not to, the contribution will be invested in the default option, which is 100% FMT Balanced Opportunities (Aristotle). Participants can make changes to their investment elections at any time.

Employer Base Profit Sharing Contribution – The Plan includes a profit sharing program. The contribution for each eligible participant is calculated as a fixed percentage of the participant’s total compensation. Participants can direct the investment of the profit sharing contribution prior to when

4	(Continued)

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2013 and 2012

it is given. If they choose not to, the contribution will be invested in the default option, which is 100% FMT Balanced Opportunities (Aristotle). Participants can make changes to their investment elections at any time. The two types of profit sharing contributions are as follows:

—

Base Contribution – Participants shall be entitled to a base contribution in each calendar quarter in which the Board approves such contributions, based upon the Employers’ performance. It is calculated based on a fixed percentage of eligible compensation.

—

Supplemental Contribution – A participant shall be entitled to a supplemental contribution at the end of each plan year in which the Board approves such contributions, based upon the Employers’ performance.

(c)	Participants’ Accounts

Participants’ accounts are credited for their contributions and the Employers’ contribution made on their behalf. Participants’ accounts are also adjusted by an allocation of the earnings or losses of the Plan fund in which each participant’s account is invested based upon the change in unit share price of all funds and for the money market fund upon the ratio of the account balance to the total of all participants’ account balances in that fund.

(d)	Vesting

All Associate contributions and related earnings are 100% vested and are not subject to forfeiture for any reason. Employer contributions and related earnings are subject to the vesting schedule of the Plan as shown below. Unvested balances that are forfeited by participants reduce future Employer contributions. Unallocated forfeitures were $252,363 and $163,127 as of December 31, 2013 and 2012, respectively. No forfeitures were used to offset Employer contributions in 2013 and $29 was used to offset Employer contributions in 2012.

Years of service	Vested percentage as amended

1	20%
2	40
3	60
4	80
5	100

(e)	Withdrawals

Participants’ accounts are segregated between pre-January 1, 1988 and post-January 1, 1988 contributions. Associate contributions made subsequent to January 1, 1988 are made on a pretax basis. Withdrawals are subject to tax and, in certain instances, penalty. Effective January 1, 1993, the Plan is required to withhold federal income taxes at a flat rate of 20% on the taxable portion of withdrawals that are not directly rolled over into an Individual Retirement Account (IRA) or another qualified retirement plan. This withholding tax does not apply to minimum distributions and annuity payments. Participant interest payments on loans, which are included in interest and dividends, are made on a post-tax basis.

5	(Continued)

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Under the Plan, participants may request hardship withdrawals of vested contributions (but not income earned on contributions after December 31, 1988), which must be approved by the Associate Benefits Committee and can only be made for one of the following reasons:

1.	Purchase of primary residence of the participant;

2.	Preservation of primary residence;

3.	Certain medical expenses of a participant or the participant’s dependents; and

4.	Tuition for the next semester or quarter of postsecondary education of the participant, spouse, or dependents.

(f)	Notes Receivable from Participants

Under the Plan, participants may obtain loans up to 50% of their vested account balance with a minimum loan of $1,000 and a maximum loan of $50,000. The interest rate on loans is the prime rate plus 1%. Interest paid on the loan is added to the participant’s account balance. Loans are secured by the participant’s interest in the Plan. Repayment is generally required within 5 years although the term of a loan may be 10 years if the loan is used to purchase a principal residence. To be eligible for a loan, Associates must make Associate Savings Contributions of at least 1% of total compensation. Participants may only have one outstanding loan at a time with no option to refinance. Once that loan is paid in full, they are required to wait 30 days before they can apply for a new loan. The current value of notes receivable from participants represents unpaid principal plus any accrued but unpaid interest.

(g)	Administrative Expenses

Expenses relating to the administration of the Plan are generally paid with the earnings and receipts of the collective funds and stock fund. Costs incurred by the Plan relating to voluntary removal of funds in the form of loan proceeds or withdrawals are paid by the participants. Starting in 2013, costs incurred for plan administration for terminated participants are paid for by the terminated participants.

(h)	Payment of Benefits

Any participant who separates from service for any reason, excluding death, shall be entitled to receive their vested interest in their account balance. This distribution can be in a lump-sum payment, rollover to an IRA, or rollover to the qualified plan of a new employer. Upon the death of a participant prior to payment of all retirement benefits, the participant’s vested account balance shall be paid to the participant’s beneficiary in accordance with the plan document.

6	(Continued)

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

Investments are reported at fair value. See note 3 for discussion of fair value measurements.

Net appreciation (depreciation) in fair value of investments is reflected in the statements of changes in net assets available for benefits and includes realized gains and losses on investments bought and sold and the change in appreciation (depreciation) from one period to the next. The estimated fair value of the investment in the FFTW Income Plus Fund is adjusted to contract value in the adjustment from fair value to contract value for fully benefit-responsive investment contracts line item as described in paragraph (g) below.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Dividends are recorded on the ex-dividend date. Acquisition costs are included in the cost of investments purchased, and sales are recorded net of selling expenses.

(c)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e)	Fund Accounting for Income

The Collective Investment Funds, Stable Value Fund, and Common Stock Fund invest interest and dividend income within the fund to purchase additional fund assets rather than distribute the income among investors in the fund.

(f)	Payment of Benefits

Benefits are recorded when paid.

7	(Continued)

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(g)	Fully Benefit-Responsive Investment Contracts

While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.

The stable value fund is 100% invested in the FFTW Income Plus Fund , a collective trust fund, reported as a fully benefit-responsive contract that is managed by First Mercantile Trust Company and holds as its principal investment the BNP Parribas Income Plus Fund (BNP). The underlying securities of BNP are guaranteed investment contracts (“GICs”) money market funds, money market instruments, repurchase agreements, private placements, bank investment contracts and synthetic GICs. First Mercantile Trust Company serves as the trustee and custodian for the FFTW Income Plus Fund. Fisher, Francis, Trees & Watts serves as the investment advisor.

The average market yield of the FFTW Income Plus Fund for the year ended December 31, 2013 was 0.96%, and the average yield earned by the FFTW Fund that reflects the actual interest credited to participants for the year ended December 31, 2013 was 0.97%.

The average market yield of the FFTW Fund Income Plus Fund for the year ended December 31, 2012 was 1.65%, and the average yield earned by the FFTW Fund that reflects the actual interest credited to participants for the year ended December 31, 2012 was 1.23%

(h)	Subsequent Events

The Plan has evaluated subsequent events through June 30, 2014, the date the financial statements were available to be issued.

(3)	Fair Value Measurements

ASC 820 establishes a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

— Quoted prices for similar assets or liabilities in active markets

8	(Continued)

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2013 and 2012

—	Quoted prices for identical or similar assets or liabilities in inactive markets

—	Inputs other than quoted prices that are observable for the asset or liability

—	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Collective Investment Funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Common Stock Fund: Valued at the NAV of the shares held by the Plan at year end. The NAV is calculated based upon shares of Company stock and cash balances held by the Fund.

Stable Value Funds: Stable Value Funds are public investment vehicles valued using the NAV provided by the administrator of the fund. As of December 31, 2013, the Plan invested in the FFTW Income Plus Fund. Per review of the fund’s audited financial statements as of December 31, 2013, substantially all of the fund’s investment valuations used to determine its NAV are Level 2 valuations. Therefore, the Plan’s management classified the valuation of the FFTW Income Plus Fund as Level 2.

The Plan has $67,968,480 of investments in alternative investment funds which are reported at fair value. For all of those investments, the Plan has concluded that the NAV reported by the underlying fund approximates the fair value of the investment. These investments are redeemable with the fund at NAV under the original terms of the partnership agreements and/or subscription agreements and operations of the underlying funds. However, it is possible that these redemption rights may be restricted or eliminated by the funds in the future in accordance with the underlying fund agreements. Due to the nature of the investments held by the funds, changes in market conditions and the economic environment may significantly impact the NAV of the funds and, consequently, the fair value of the Plan interests in the funds. Furthermore, changes to the liquidity provisions of the funds may significantly impact the fair value of the Plan’s interest in the funds.

Although a secondary market exists for these investments, it is not active and individual transactions are typically not observable. When transactions occur in this limited secondary market, they may occur at discounts to the reported net asset value. Therefore, if the redemption rights in the funds were restricted or eliminated and the Plan were to sell these investments in the secondary market, it is reasonably possible that a buyer in the secondary market may require a discount to the reported NAV, and the discount could be significant.

9	(Continued)

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2013 and 2012

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013:

	Fair value measuring using
	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Collective Investment Funds	$—	$50,434,038	$—	$50,434,038
WSFS Common Stock Fund	—	17,534,442	—	17,534,442

Total investments, fair value	$—	$67,968,480	$—	$67,968,480

There were no transfers between levels during 2013.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012:

	Fair value measuring using
	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Collective Investment Funds	$—	$39,399,970	$—	$39,399,970
WSFS Common Stock Fund	—	10,406,846	—	10,406,846

Total investments, fair value	$—	$49,806,816	$—	$49,806,816

There were no transfers between levels during 2012.

10	(Continued)

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(4)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2013	2012

Net assets available for benefits per the financial statements	$69,149,127	$50,727,459
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	10,791	77,117

Net assets available for benefits per the Form 5500	$69,159,918	$50,804,576

The following is a reconciliation of net appreciation in fair value of investments per the financial statements to the Form 5500:

2013
Net appreciation in fair value of investments per the financial statements	$15,863,743
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(66,326)

Net appreciation in fair value of investments per the Form 5500	$15,797,417

(5)	Investments

The following represents the fair value of investments that are 5% or more of the Plan’s net assets:

	2013	2012
WSFS Common Stock Fund*	$17,534,442	$10,406,846
FMT/Balanced Opportunities (Aristotle)*	11,543,181	8,556,629
FMT/FFTW Income Plus*	6,122,318	5,988,136
FMT/Vanguard 500 Index*	5,676,575	3,788,993
FMT/Vanguard GNMA Fund*	**	3,293,787

*Party-in-interest.

**Investment not 5% or more of Plan’s net assets for this year.

11	(Continued)

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2013 and 2012

The Plan holds an indirect investment in WSFS Financial Corporation common stock through shares held by the WSFS Common Stock Fund. The WSFS Common Stock Fund represents approximately 26% and 21% of total investments as of December 31, 2013 and 2012, respectively. WSFS Financial Corporation is a savings and loan holding company.

During 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2013	2012

Collective Investment Funds	$7,613,898	$3,769,986
WSFS Common Stock Fund	8,249,845	1,761,598

Total appreciation	$15,863,743	$5,531,584

(6)	Income Tax Status

The Plan, as amended, received a favorable determination letter from the Internal Revenue Service (IRS) dated August 23, 2013 related to plan amendments that occurred between 2006 and 2010. The determination letter confirmed that the Plan is qualified under the IRC and, therefore, the related trust is exempt from taxation. Prior to these plan amendments, a favorable determination letter was received from the IRS dated May 6, 2005. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its exempt qualification. The Plan was amended in 2013, and it is expected that an additional favorable determination letter will be received upon approval by the IRS once the 2013 amended and restated plan is reviewed. The Employers believe that the Plan, as amended, is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes is included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for the years prior to 2010.

(7)	Plan Termination

Although WSFS Financial Corporation has not expressed any intention to terminate the Plan, it may do so at any time. Upon the complete discontinuation of contributions to the Plan, or the complete or partial termination of the Plan, the rights of all affected Associates under the Plan shall become fully vested and nonforfeitable.

12	(Continued)

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(8)	Related-Party Transactions

During 2013 and 2012, certain plan investments consisted of shares of Collective Investment Funds sponsored by First Mercantile Trust, Plan recordkeeper, and WSFS Financial Corporation common stock. Investment transactions with First Mercantile Trust and WSFS Financial Corporation qualify as party-in-interest transactions. Fees incurred for investment management and custodial services were paid from the Plan, while record-keeping services were paid by WSFS Financial Corporation for the years ended December 31, 2013 and 2012.

(9)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

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Schedule 1

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

Investments	Units	Current value

* WSFS Common Stock Fund	1,351,798	$17,534,442
* Collective Investment Funds:
FMT/Balanced Opportunities (Aristotle)	863,668	11,543,181
FMT/FFTW Income Plus	604,049	6,122,318
FMT/Vanguard 500 Index	362,871	5,676,575
FMT/Small Cap Intrinsic Value	199,355	3,324,471
FMT/Large Cap Intrinsic Value	193,570	3,023,132
FMT/Vanguard GNMA	293,942	2,907,819
FMT/Invesco International Growth Equity Trust	195,530	2,789,847
FMT LifeStyle Moderately Aggressive Growth	189,183	2,497,254
FMT/Russell 2000 Growth Index	156,553	2,384,252
FMT/iShare Russell Mid-Cap Growth Index ETF	164,797	2,349,856
FMT/Vanguard Growth Index	119,434	1,817,109
FMT/LifeStyle Income and Conservative Growth	133,328	1,494,332
FMT LifeStyle Aggressive Growth	99,450	1,383,696
FMT/iShare Russell Mid-Cap Value Index ETF	69,630	1,069,315
FMT/Dodge and Cox International	50,188	744,595
FMT LifeStyle Moderate Growth	53,218	638,510
FMT/Pimco Total Return Instl	37,111	401,976
FMT/Pimco High Yield	21,848	265,800

* Notes receivable from participants (interest rate of prime plus 1%)	1,191,438	1,191,438

Total investments and loans		$69,159,918

*   Party-in-interest.

** Notes receivable have rates ranging from 4.25% to 9.25% and maturites from 2014 through 2023

See accompanying report of independent registered public accounting firm.

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